Exhibit 99.1

BRERA HOLDINGS PLC

Condensed Consolidated Statements of Financial Position

	(Unaudited) June 30,	December 31,
(in thousands)	2026	2025
Assets
Current assets:
Cash and cash equivalents (Notes 2 and 12)	$13,070	$19,033
Accounts receivable and other receivables, net, including related parties’ amount of $1 and $107 for June 30, 2026 and December 31, 2025, respectively (Notes 12 and 16)	44	4,839
Receivable for private company shares (Notes 11 and 12)	-	8,978
Prepaid expenses and other current assets, including related parties’ amount of $628 and $731 for June 30, 2026 and December 31, 2025, respectively (Notes 2, 12 and 16)	1,614	1,161
Prepayment for digital assets, including related parties’ amount of $0 and $33,699 for June 30, 2026 and December 31, 2025, respectively (Notes 2 and 16)	-	33,699
Total current assets	14,728	67,710
Non-current assets:
Digital assets, including related parties’ amount of $63,654 and $91,855 for June 30, 2026 and December 31, 2025, respectively (Notes 9 and 16)	91,700	111,444
Investment in private company shares, including related parties’ amount of $6,978 for June 30, 2026 (Notes 11, 12, and 16)	6,978	-
Intangible assets (Note 10)	-	13,902
Other non-current assets	2	41
Total non-current assets	98,680	125,387
Total Assets	$113,408	$193,097

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and other payables, including related parties’ amount of $42 and $405 for June 30, 2026 and December 31, 2025, respectively (Notes 12 and 16)	$944	$16,166
Accrued and other current liabilities, including related parties’ amount of $1,181 and $278 for June 30, 2026 and December 31, 2025, respectively (Notes 12 and 16)	7,202	1,644
Contract liabilities and deferred revenue (Note 4)	166	1,538
Total current liabilities	8,312	19,348
Non-current liabilities:
Long-term payables and other long-term liabilities (Note 12)	118	6,931
Total non-current liabilities	118	6,931
Total liabilities	8,430	26,279
Shareholders’ Equity*:	-	-
Share capital (Note 13)	5,455	4,049
Shares pending cancellation (Note 13)	(21)	(27)
Capital reserves (Note 13)	612,137	601,091
Accumulated deficit (Note 13)	(512,431)	(438,162)
Brera Holdings shareholders’ equity	105,140	166,951
Non-controlling interest	(162)	(133)
Total Shareholders’ Equity	104,978	166,818
Total Liabilities and Shareholders’ Equity	$113,408	$193,097

*

The Company effected a one-for-ten reverse share split of both Class A and Class B Ordinary Shares on May 14, 2026. All share and per-share information presented in these condensed consolidated financial statements has been retrospectively adjusted to reflect the impact of the reverse share split for all periods presented. The total authorized share capital remains unchanged, with the number of authorized shares reduced and the nominal value per share increased proportionally following the split. Refer to Note 13, “Share Capital and Other Reserves”, for more information.

See accompanying notes to condensed consolidated financial statements.

BRERA HOLDINGS PLC

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

For the Six Months Ended June 30, 2026 and 2025

(Unaudited)

	June 30,	June 30,
(in thousands, except share and per share data)	2026	2025
CONTINUING OPERATIONS
Revenue, including revenues received from related parties of $2,757 and $0 for 2026 and 2025, respectively (Notes 2, 4 and 16)	$3,110	$302
Operating expenses:
Equity based expenses, including related party compensation of $827 and $608 for 2026 and 2025, respectively (Notes 5 and 16)	843	1,099
General and administrative and cost of goods, including related party expenses $3,439 and $544 for 2026 and 2025, respectively (Notes 6 and 16)	15,093	3,077
Impairment of non-financial assets (Notes 2 and 7)	59,535	-
Total operating expenses	75,471	4,176

Operating loss from continuing operations	(72,361)	(3,874)

Other income (expense):
Interest income, net (expense)	58	(80)
Other (expense) income , net	(5,533)	2,433
Total other (expense) income, net	(5,475)	2,353

Loss before income taxes from continuing operations	(77,836)	(1,521)
Provision for income taxes	799	-
Net loss from continuing operations	(78,635)	(1,521)

Profit (loss) from discontinued operations, including CTA reclassified from equity, net of tax	4,337	(1,858)

Net loss	(74,298)	(3,379)

Attributable to the Company	(74,269)	(2,516)
Attributable to non-controlling interest	(29)	(863)
	(74,298)	(3,379)
Other comprehensive income (loss):
Foreign currency translation adjustments - continued operations	(238)	(120)
Foreign currency translation adjustments - discontinued operations	195	1,736
Total comprehensive loss	$(74,341)	$(1,763)

Weighted average shares outstanding - basic and diluted:
Ordinary shares - Class A	-	62,783
Ordinary shares - Class B	8,791,366	126,915

Net loss per share from continuing operations attributable to the Company - basic and diluted:
Ordinary shares - Class A	$-	$(7.95)
Ordinary shares - Class B	$(8.94)	$(7.95)

Net profit (loss) per share from discontinued operations attributable to the Company - basic and diluted:
Ordinary shares - Class A	$-	$(5.31)
Ordinary shares - Class B	$0.49	$(5.31)

Net loss per share attributable to the Company - basic and diluted:
Ordinary shares - Class A	$-	$(13.26)
Ordinary shares - Class B	$(8.45)	$(13.26)

See accompanying notes to condensed consolidated financial statements.

BRERA HOLDINGS PLC

Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2026 and 2025

(Unaudited)

(in thousands,	Series A		Series B		Class A		Class B		Shares				Non-
except share and	Preferred Shares		Preferred Shares		Ordinary Shares		Ordinary Shares		pending	Exchange	Other	Accumulated	Controlling	Shareholder’s
per share data)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	cancellation	Reserves	Reserves	Deficit	Interest	Equity
Balance - December 31, 2024,	545,000	$3	-	$-	62,580	$30	102,751	$48	$-	$266	$14,426	$(10,654)	$(167)	$3,952
Shares issued for cash	186,400	1	41,391	1	-	-	20,741	10	(50)	-	2,445	-	-	2,407
Stock options	-	-	-	-	-	-	-	-	-	-	93	-	-	93
Shares issued for services	-	-	-	-	-	-	17,100	9	-	-	997	-	-	1,006
Shares issued for Juve Stabia acquisition	-	-	-	-	-	-	42,000	21	-	-	3,980	-	-	4,001
Debt conversion to Class A shares	-	-	-	-	800	1	-	-	-	-	49	-	-	50
Equity contribution NCI	-	-	-	-	-	-	-	-	-	-	-	-	81	81
Obligation to issue shares	-	-	-	-	-	-	-	-	-	-	(43)	-	-	(43)
Exchange difference arising from translation	-	-	-	-	-	-	-	-	-	1,261	-	-	-	1,261
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	(2,516)	(863)	(3,379)
CTA reclassified from OCI to net loss	-	-	-	-	-	-	-	-	-	355	-	-	-	355
Discontinued operations	-	-	-	-	-	-	-	-	-	-	(1,038)	1,038	590	590
Non-controlling interest on acquisition of subsidiary Juve Stabia	-	-	-	-	-	-	-	-	-	-	-	-	557	557
Balance - June 30, 2025	731,400	$4	41,391	$1	63,380	$31	182,592	$88	$(50)	$1,882	$20,909	$(12,132)	$198	$10,931

	Series A Preferred Shares		Series B Preferred Shares		Class A Ordinary Shares		Class B Ordinary Shares		Shares pending	Exchange	Other	Accumulated	Non- Controlling	Shareholder’s
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	cancellation	Reserves	Reserves	Deficit	Interest	Equity
Balance - December 31, 2025	20,000	$-	-	$-	-	$-	8,199,437	$4,049	$(27)	$848	$600,243	$(438,162)	$(133)	$166,818
Shares issued for cash	-	-	-	-	-	-	2,298,000	1,149	6	-	10,272	-	-	11,427
Shares issued for services	-	-	-	-	-	-	-	-	-	-	843	-	-	843
Cashless warrants exercise	-	-	-	-	-	-	50,684	25	-	-	(25)	-	-	-
Warrants exercised for cash	-	-	-	-	-	-	461,110	231	-	-	-	-	-	231
Obligation to issue shares	-	-	-	-	-	-	63	1	-	-	(1)	-	-	-
Exchange difference arising from translation	-	-	-	-	-	-	-	-	-	(238)	-	-	-	(238)
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	(74,269)	(29)	(74,298)
CTA reclassified from OCI to net loss	-	-	-	-	-	-	-	-	-	195	-	-	-	195
Balance - June 30, 2026	20,000	$-	-	$-	-	$-	11,009,294	$5,455	$(21)	$805	$611,332	$(512,431)	$(162)	$104,978

The Company effected a one-for-ten reverse share split of both Class A and Class B Ordinary Shares on May 14, 2026. All share and per-share information presented in these condensed consolidated financial statements has been retrospectively adjusted to reflect the impact of the reverse share split for all periods presented. The total authorized share capital remains unchanged, with the number of authorized shares reduced and the nominal value per share increased proportionally following the split.

See accompanying notes to condensed consolidated financial statements.

BRERA HOLDINGS PLC

Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2026 and 2025

(Unaudited)

	June 30,	June 30,
(in thousands)	2026	2025
Cash flows from operating activities:
Net loss	$(74,298)	$(3,379)
Net profit (loss) from discontinued operations	4,337	(1,858)
Net loss from continuing operations	(78,635)	(1,521)
Adjust net loss for non-cash transactions:
Depreciation and amortization	3	34
Expected credit losses for accounts receivable	3,114	216
Impairment loss, net	59,535	-
Fair value loss on investment in private company shares	2,000	-
Change in fair value of derivative and warrant liability	(5)	(24)
Share-based compensation	843	1,099
Gain on previously held interest in acquired entity	-	(2,232)
Non-cash revenue from digital asset staking rewards	(3,091)	-
Interest expense	46	93
Interest income	(104)	(3)
Income tax expense	799	-
Change in contingent consideration	-	(8)
Debt conversion	-	50
Changes in non-cash working capital items:
Accounts receivable and other receivables, net	(1,056)	(257)
Prepayment and other current assets	(489)	(64)
Accounts payable and other payables	3,550	260
Contract liabilities and deferred revenue	145	98
Cash used in operating activities from continuing operations	(13,345)	(2,259)
Interest received	104	3
Income tax paid	(26)	-
Net cash used in operating activities from continuing operations	(13,267)	(2,256)
Net cash used in operating activities from discontinued operations	(1,110)	(178)
Net cash used in operating activities	(14,377)	(2,434)
Cash flows from investing activities:
Acquisition of a subsidiary, net of cash acquired	-	(4,195)
Purchase of property and equipment	(7)	(120)
Purchase of digital assets	(2,999)	-
Net cash used in investing activities from continuing operations	(3,006)	(4,315)
Net cash used in investing activities from discontinued operations	-	(967)
Net cash used in investing activities	(3,006)	(5,282)
Cash flows from financing activities:
Loan from shareholder	-	2,513
Proceeds from shares issuance for cash, net of issuance costs	11,427	2,457
Proceeds from equity warrants exercise	231	-
Contribution from minority interest member	-	81
Partial repayment of debt	-	(3)
Net cash provided by financing activities from continuing operations	11,658	5,048
Net cash provided by financing activities from discontinued operations	-	586
Net cash provided by financing activities	11,658	5,634
Net decrease in cash	(5,725)	(2,082)
Cash and cash equivalents, beginning of period	19,033	1,592
Effect of foreign exchange rate changes	(238)	1,261
Cash and cash equivalents, end of period	$13,070	$771

Supplemental disclosures of cashflow information
Non-cash CTA reclassified from OCI to net loss	$195	$355
Cashless exercise of warrants	$25	$-
Other non-cash issuance of shares	$1	$-
Reclassification of receivable to investment in private company shares	$8,978	$-
Reclassification from prepaid digital assets to digital assets	$50,000	$-

See accompanying notes to condensed consolidated financial statements.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 1 – GENERAL INFORMATION AND REORGANIZATION TRANSACTIONS

Company information

Brera Holdings PLC (d/b/a Solmate Infrastructure) (FKA Brera Holdings Limited) (“Brera Holdings”, “we”, or the “Company”), a public company limited by shares, was incorporated in Ireland on June 30, 2022.

On January 31, 2023, the Company completed its Initial Public Offering of 1,500,000 Class B Ordinary Shares, and the Company’s Class B Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol “BREA”. The IPO resulted in net proceeds to the Company of approximately $6.9 million after deducting the underwriting discounts and non-accountable expense allowance.

In September 2025, the Company announced a strategic shift toward the Solana ecosystem and its intention to change its name to Solmate. On October 2, 2025, the Company announced that its Class B Ordinary Shares would begin trading on the Nasdaq Capital Market under the new ticker symbol “SLMT,” effective at the open of trading on October 3, 2025; the Company previously traded under the ticker symbol “BREA.” The Company’s SEC filings after such date identify the Company’s Nasdaq ticker as “SLMT,” and the Company has also disclosed that it operates under the name Solmate Infrastructure.

Reverse Stock Split in May 2026

On April 7, 2026, the Company announced a 10-to-1 reverse share split of the Company’s ordinary shares, wherein the 5,000,000 authorized Class A Ordinary Shares, nominal value $0.05, would become 500,000 Class A Ordinary Shares, nominal value $0.50, and the 10,025,000,000 authorized Class B Ordinary Shares, nominal value $0.05, would become 1,002,500,000 Class B Ordinary Shares, nominal value $0.50. The 10-to-1 reverse share split was completed on May 14, 2026.

Juve Stabia Disposition

On April 17, 2026, the Company sold its entire equity interest in Juve Stabia to Stabia Capital S.r.l. for nominal consideration of EUR 1, with the buyer assuming all of Juve Stabia’s outstanding debts and liabilities. Refer to Note 3, Discontinued Operations, for more details.

Rights Agreement

On April 24, 2026, the Company adopted a shareholder rights plan with Equiniti Trust Company, LLC as rights agent, issuing one purchase right per outstanding Class B Ordinary Share to holders of record as of May 5, 2026 (expiring April 23, 2027). The plan is designed to deter accumulation of 9.99% or more of outstanding shares (20% for qualifying passive “13G Investors”) without Board approval, giving the Board time to evaluate any takeover proposal and protect shareholder value against below-market acquisition attempts. Issuance of the Rights has no tax impact on the Company or shareholders and does not affect reported EPS.

May 2026 Registered Direct Offering

On May 21, 2026, the Company entered into subscription agreements to sell 2,298,000 Class B Ordinary Shares to two related parties’ investors in a registered direct offering. With no underwriter or placement agent involved, gross proceeds were approximately $11,421 before expenses. The offering was closed on May 27, 2026, with the proceeds being designated for working capital and general corporate purposes.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 1 – GENERAL INFORMATION AND REORGANIZATION TRANSACTIONS (continued)

Business Information and New Digital Assets Treasury Strategy

Sports business

The Company’s strategy for its sports business is to manage a portfolio of professional football clubs in various international locations. Since inception and until September 2025, the Company pursued a number of acquisition transactions in the international professional sports clubs and provide them access to the global transfer market. As the Company decided to pursue a new business strategy for digital asset treasury, it plans to gradually unwind some of its sports business operations. In April 2026, the Company sold all its equity interest in the wholly owned subsidiary, Juve Stabia to a third party company. See details of Juve Stabia disposal procedures in Note 3, Discontinued Operations.

New Digital Asset Treasury Strategy

In 2025, the Company announced a new business strategy focused on driving the shareholder value through the accumulation and staking of SOL and new revenue streams from cutting-edge Solana staking infrastructure projects. In addition to operating the Company’s sports business the Company’s management will focus its resources on a new treasury policy and a significant portion of the balance sheet will be allocated to holding SOL and other digital assets in the Company’s digital asset treasury.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

These unaudited interim condensed consolidated financial statements, including comparatives, have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The Company’s annual consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). Our year end is December 31. These unaudited interim condensed consolidated financial statements include the accounts of the parent company and its subsidiaries constituting the Company. All intercompany transactions and balances have been eliminated.

The interim results set forth in the unaudited interim condensed consolidated statements of profit or loss and other comprehensive income (loss) for the six months ended June 30, 2026 and 2025 and in our unaudited interim condensed consolidated statements of cash flows for the six months ended June 30, 2026 and 2025 are not necessarily indicative of the results to be expected for the full year. The unaudited interim condensed consolidated financial statements presented in this report do not include all the information and disclosures required in annual financial statements and should be read in conjunction with the Company’s consolidated financial statements as at December 31, 2025 and for the year then ended, included in the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2025 (the “2025 Annual Report”), filed June 22, 2026.

The accounting policies and methods of computation applied in these unaudited interim condensed consolidated financial statements are consistent with those applied in the Company’s annual consolidated financial statements for the year ended December 31, 2025. Refer to the 2025 Annual Report for a detailed summary of the Company’s accounting policies. The amounts in these unaudited interim condensed consolidated financial statements are presented in thousands of dollars (“USD” or “$”), except for the share and per share information or otherwise stated. The comparative information is presented for the previous periods.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently adopted accounting pronouncements

Effective January 1, 2026, the Company adopted Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures). The amendments clarify certain requirements for the classification and measurement of financial assets and financial liabilities, including matters related to contractual cash flow characteristics and electronic payment systems, and introduce additional disclosure requirements for certain financial instruments. The adoption of these amendments did not have a material impact on the Company’s unaudited interim condensed consolidated financial statements.

Functional and Presentation Currency

The financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Effective January 1, 2026, the Company changed its presentation currency from EUR to USD, and accounted for this change retrospectively in accordance with IAS 21. The change was made due to the pivot in the Company’s business strategy from legacy sports business, which operated primarily inside of Europe, to digital asset treasury with the majority of its assets being held in Solana tokens that are valued and presented in USD. Accordingly, following the adoption of a new business strategy the majority of the Company’s staking revenues will be USD-denominated. The Company’s management believes that the USD presentation would provide more relevant information to investors and stakeholders, as it reflects the currency of the Company’s primary operating activities. All comparative amounts presented as of December 31, 2025 and for six months ended as of June 30, 2025 have been translated into USD as if it had always been the presentation currency. Assets and liabilities of foreign operations are translated at the closing rate, income and expenses are translated at rates approximating transaction dates (average rates used for the period), and resulting exchange differences are recognized in other comprehensive income and accumulated in a foreign currency translation reserve. Equity components (share capital, share premium, and accumulated deficit brought forward) were translated at historical rates as of the dates they originally arose. The translation resulted in an adjustment of $133 to the beginning equity balance as of January 1, 2025, reflecting the effect of applying the new presentation currency as though it had always been the Company’s presentation currency. The adjustment was presented within equity in the Condensed Consolidated Statements of Changes in Shareholders’ Equity and was not recognized as a gain or loss in profit or loss or as a separate other comprehensive income item.

These unaudited interim condensed consolidated financial statements are presented in thousands of US dollars (the Company’s presentation currency).

Entity	Functional Currency
Brera Holdings PLC	United States dollar (“US$”)
Brera Milano S.r.l.	Euro (“EUR”)
Brera FC	Euro (“EUR”)
Fudbalski Klub Akademija Pandev	Macedonian Denar
UYBA Volley S.s.d.a.r.l.	Euro (“EUR”)
Tiverija Brera AD Strumica	Macedonian Denar
SS Juve Stabia SpA	Euro (“EUR”)
Solmate USA Inc.	United States dollar (“US$”)

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Functional and Presentation Currency (continued)

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates, are generally recognized in profit or loss. Foreign exchange gains and losses are presented in the statement of profit or loss, on a net basis within other gains or losses.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet and at historical rates for equity.

●	income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Going Concern Assumption

In preparing these unaudited interim condensed consolidated financial statements, the management of the Company have given careful consideration to the future liquidity of the Company. During the six months ended June 30, 2026, the Company incurred a net loss of $74,298 while the Company had an accumulated deficit of $512,431 as of June 30, 2026.

In accordance with International Accounting Standards (“IAS”) 1 Presentation of Financial Statement, management has assessed the Company’s ability to continue as a going concern for at least twelve months from the reporting date and considered whether any material uncertainties exist that may cast significant doubt on the Company’s ability to continue as a going concern.

The Company’s primary source of liquidity has historically been proceeds from equity financing.

Since inception, the Company has incurred recurring operating losses and negative cash flows from operations. As disclosed in the unaudited interim condensed financial statements as of June 30, 2025, management previously identified a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern due to historical losses and the need for additional financing.

Net cash used in operating activities from continuing operations for the six months ended June 30, 2026 was approximately $13,267, and the Company held $13,070 in cash and cash equivalents as of June 30, 2026. In addition, the Company has liquid digital assets with a fair value of $64,649 as of June 30, 2026, and may be able to use proceeds from sale of these digital assets to fund its operations, if needed. Based on the current resources and forecast cash requirements, management expects the Company to meet its obligations for at least twelve months from the reporting date and there is no material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

The unaudited interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business and do not include any adjustments that would result if the Company were unable to continue as a going concern.

Historical Cost Convention

The unaudited interim condensed consolidated financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Judgments and Estimates

The preparation of these unaudited interim condensed consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The financial statements include estimates which by their nature are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

●	Measurement of the provision for doubtful accounts, for the significant assumptions used by management in estimating the expected credit loss (“ECL”) (weighted-average loss rate or default rate, current and future financial situation of debtors for individual receivables that management is aware will be difficult to collect, future general economic conditions), and for the fair value measurements of options and warrants.

●	Estimated useful lives, depreciation method and impairment assessment of the property, plant and equipment and rights-of-use assets and for measuring impairment of intangibles.

●	Valuation of digital assets, including SOL and other crypto assets received or receivable as consideration in non cash transactions, assets received in kind, and assets acquired or transferred in connection with PIPE transactions, including any estimates related to vesting schedules assumptions and other inputs used in valuation of the discount for lack of marketability for certain locked digital assets.

●	Determination of the fair value of identifiable assets acquired and liabilities assumed in business combinations or asset acquisitions, including the valuation of Juve Stabia Purchase Price Allocation and related purchase price allocation assumptions.

●	Valuation of receivable for private company shares, including the fair value of shares receivable from PIPE investors, where applicable, and valuation of investment in private company shares. The valuation requires judgment because the underlying shares are not publicly traded and may involve assumptions regarding observable transaction prices, changes in market conditions, company-specific developments, transfer restrictions, expected timing of receipt, foreign currency effects and recoverability.

●	Estimates and assumptions used to determine the fair value of share-based payment awards, including expected volatility, expected term, risk-free interest rate, dividend yield, and other relevant valuation inputs.

●	Determination of Juve Stabia’s results of operations and related balance sheet movements for the period from January 1, 2026 to the disposal date of April 17, 2026, as actual financial information was not available as of the reporting date. Revenue and expenses were estimated primarily on a pro-rata basis from the preceding six-month period, adjusted for available contractual and banking data, and represent a significant input to the gain or loss on disposal recognized within discontinued operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, without notice or penalty, with an initial maturity of 90 days or less to be cash equivalents. Our Company had cash equivalents of $13,070 and $19,033, as of June 30, 2026 and December 31, 2025, respectively. These uninsured balances are held with high-quality financial institutions, and the Company monitors their creditworthiness on an ongoing basis.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Prepaid Expenses and Other Current Assets

Prepayments and other current assets consist mainly of yearly registration fees to professional leagues, legal and professional deposits, and loans receivables. Details are as follows:

	(Unaudited) June 30,	December 31,
	2026	2025
Prepaid insurance	$651	$7
Deposits and prepayments	854	1,016
Loan receivable	91	110
Inventory asset	18	19
Prepaid Taxes	-	9
Total	$1,614	$1,161

As of June 30, 2026 and December 31, 2025, loan receivables included in prepaid expenses and other current assets, all of which was due from Sport for Life. Sport for Life is owned by Sasho Pandev, the brother of Goran Pandev, who is a director and minority shareholder of Brera Holdings and a minority shareholder of FKAP.

Digital Assets

The Company accounts for its digital assets as intangible assets in accordance with IAS 38, Intangible Assets, as the digital assets are identifiable, non-monetary assets without physical substance. Digital assets are recognized when the Company obtains control of the underlying digital assets. Digital assets acquired through purchases are initially recognized at cost, which includes the purchase price and any directly attributable costs necessary to acquire the assets. Digital assets received as part of capital raising activities, including the PIPE, are initially recognized at transaction cost value on the date the Company obtains control over those assets.

The Company applies the cost model under IAS 38 for subsequent measurement of its digital assets. Accordingly, digital assets are carried at cost less any accumulated impairment losses. The Company has determined that its digital assets have indefinite useful lives because there is no foreseeable limit to the period over which the assets are expected to generate economic benefits. As a result, digital assets are not amortized.

Digital assets are assessed for impairment quarterly. An impairment loss is recognized when the carrying amount of the digital assets exceeds their recoverable amount. The recoverable amount is the higher of fair value less costs of disposal and value in use. Impairment losses on digital assets are reflected in the consolidated statements of profit or loss within operating expenses.

In determining the fair value of crypto assets for its impairment evaluation, the Company utilizes quoted digital asset prices within the Company’s principal market at the time of measurement, based on the closing price as of the date of measurement. The Company has designated Kraken exchange as its principal exchange market for SOL based on the market that the Company has access to and that has the greatest volume and level of orderly transactions for SOL. The Company reassesses its principal market when facts and circumstances change, including, but not limited to, when new markets become accessible or when the volume or activity in the current principal market declines.

In determining the fair value of SOL, the Company uses the closing SOL/USD market price as of the applicable measurement date, based on the Kraken exchange market as its principal market for SOL.

The Company recognizes disposals of digital assets using the first-in, first-out method. Any gain or loss on disposal is measured as the difference between the consideration received and the carrying amount of the digital assets disposed of and is recognized in the consolidated statements of profit or loss.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Digital Assets (continued)

The Company received locked, staked SOL (“Locked SOL”) as part of its PIPE transaction and commenced native staking with acquired SOL in October 2025. The Locked SOL is held in a custodial controlled account managed by an authorized person and is subject to a long-term monthly vesting schedule under which the principal balance and earned staking rewards can be earned. The Company is contractually restricted from transferring the Locked SOL on-chain; however, the Company may transfer ownership off-chain through a wallet ownership transfer with the custodian.

The Company classifies Locked SOL within digital assets in the consolidated balance sheets. In assessing impairment of Locked SOL, the Company considers the contractual transfer restrictions and vesting schedule, including a discount for lack of marketability, based on a third-party valuation assessment that was reviewed by management for completeness and reasonableness. The third-party valuation used the quoted SOL market price as of the valuation date as the starting point and applied discounts for lack of marketability based on the remaining contractual restriction periods. As of June 30, 2026, the remaining restriction periods ranged from 1 month to 19 months, resulting in DLOMs ranging from 7.5% to 33.5%, with a blended DLOM of 22.76% applied to certain locked SOL tranches.

The Company’s prepaid digital assets that have not yet been delivered to the Company are recorded as prepayment for digital assets until the Company obtains control of the underlying digital assets. As of December 31, 2025, prepayments for digital assets amounted to $50,000, less cumulative impairment of $16,301, resulting in a net carrying amount of $33,699. During the six-month period ended June 30, 2026, the Company determined that the previously recognized impairment no longer existed based on changes in the estimates used to determine the recoverable amount of the related asset and reversed the $16,301 impairment loss. Following the delivery of digital assets, $50,000 was reclassified from prepayments for digital assets to digital assets, accounted for in accordance with the policy described above. As of June 30, 2026, prepayment for digital assets amounted to $0.

Purchases of digital assets are reflected as cash flows used in investing activities in the unaudited interim condensed consolidated statements of cash flows.

Solana Staking

The Company used a portion of the proceeds from its capital raising activities to acquire and deploy SOL in staking activities, including native staking and locked or restricted staking arrangements. The Company participates in staking by delegating SOL to validators on the Solana network, including validators operated by RockawayX Infra Ltd., which is a related party to the Company and other third-party providers. The Company may enter into service arrangements with validators or infrastructure providers to facilitate staking; however, the Company retains beneficial ownership and economic exposure to the SOL it stakes.

The Company evaluates whether it controls staked SOL based on its ability to obtain the economic benefits from the asset and to restrict others’ access to those benefits. Lock-up, vesting, or other transfer restrictions do not, in and of themselves, result in a loss of control where the Company retains beneficial ownership of the SOL and the related rights to staking rewards. Accordingly, staked SOL, including locked or restricted SOL, remains recognized as digital assets of the Company unless and until control is transferred to another party.

Staking rewards are generated through the Company’s participation in network validation activities by delegating SOL to validators. The amount of staking rewards, if any, is variable and subject to validator performance, network conditions, protocol rules and other factors outside the Company’s control. The Company recognizes staking rewards when the applicable network epoch has been completed, the rewards have been confirmed by the Solana network, and the Company has obtained the right to receive the rewards. Prior to such confirmation, the Company does not recognize staking rewards because the amount of rewards is not known and remains subject to factors outside the Company’s control.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Solana Staking (continued)

Staking rewards are presented as revenue when the related staking activities are part of the Company’s ordinary activities. Upon recognition, staking rewards are measured at the fair value of the SOL received or receivable using observable market prices or other market-based reference rates as of the date the Company obtains the right to the rewards. If rewards have been earned but not yet received, the Company recognizes a staking rewards receivable or contract asset, as applicable. Upon receipt, the rewards are recognized as digital assets in accordance with the Company’s accounting policy for digital assets.

Fair Value of Financial Instruments

The fair values of all financial instruments are measured using cost, market or income approaches. Fair values of investments are estimated by a combination of internal and external valuation specialists. Valuations are reviewed by the Company’s senior management.

The financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values, with the designation based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are:

●	Level 1 Inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

●	Level 2 Inputs: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

●	Level 3 Inputs: One or more inputs to the valuation are unobservable and significant to the fair value measurement of the asset or liability. Unobservable inputs reflect management’s assumptions on how market participants would price the asset or liability based on the information available.

On initial recognition, financial assets and financial liabilities are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets and liabilities is generally based on the business model in which a financial asset or liability is managed and its contractual cash flow characteristics. A financial asset or liability is initially measured at fair value net of transaction costs that are directly attributable to its acquisition or incurrence, except for financial assets at FVTPL where transaction costs are expensed. All financial assets and liabilities that are not classified and measured at amortized cost or FVOCI are measured at FVTPL.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets

Financial assets are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets are added to or deducted from the fair value on initial recognition, except for financial assets measured at fair value through profit or loss, for which transaction costs are recognized in profit or loss as incurred.

The Company classifies financial assets at initial recognition as subsequently measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss based on the Company’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Cash and cash equivalents are measured at fair value. Accounts receivable, loan receivables and other receivables, including prepayment for digital asset transactions, are generally measured at amortized cost and are subject to an expected credit loss assessment. Receivables for private company shares, investments in private company shares, derivative financial assets and liabilities, if any, are measured at fair value through profit or loss.

As of June 30, 2026 and December 31, 2025, the Company’s financial assets consisted primarily of cash and cash equivalents, accounts receivable and other receivables, loan receivables, receivables for private company shares, and investment in private company shares. The carrying amounts of cash and receivables approximate their fair values due to their short-term maturities, unless otherwise disclosed. While receivables for private company shares and investment in private company shares are classified within Level 3 of the fair value hierarchy because the underlying private company shares are not publicly traded and there is no quoted price in an active market for the shares.

Accounts receivables and other receivables, net

Accounts receivable are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, in which case they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest method, less expected credit loss allowance. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. The expected credit loss allowance is recorded using a provision matrix based on historical default experience, adjusted for current and forward-looking information, including the financial condition of counterparties and general economic conditions. The Company’s accounts receivables are mainly made up of advertising, sponsorships, and naming rights due from third parties. The Company’s other receivables comprise balances due from counterparties from other transactions, including digital transactions and sports business. As of June 30, 2026 and December 31, 2025, accounts receivable and other receivables, net amounted to $44 and $4,839, respectively.

At each reporting date, the Company assesses expected credit losses (“ECL”) on its accounts receivable and other receivables and records an impairment provision, if needed.

Impairment

The Company recognizes a loss allowance for expected credit losses (“ECL”) on financial assets measured at amortized cost, including trade receivables, loan receivables and other receivables. Expected credit losses are measured as the present value of all cash shortfalls over the expected life of the financial asset, discounted at the asset’s original effective interest rate, where applicable.

The Company applies the simplified approach for trade receivables and recognizes lifetime expected credit losses from initial recognition. For other financial assets measured at amortized cost, the Company applies the general approach under IFRS 9 and recognizes expected credit losses based on changes in credit risk since initial recognition.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment (continued)

In assessing expected credit losses, the Company considers reasonable and supportable information that is available without undue cost or effort, including historical collection experience, current conditions, borrower or counterparty-specific factors, expected timing of collection, collateral or other credit enhancements, and forward looking information.

Financial assets are written off when the Company has no reasonable expectation of recovering the asset in whole or in part. Any impairment losses, reversals of impairment losses and write-offs are recognized in profit or loss.

Investment in private company shares

The Company accounts for its investment in private company shares as a financial asset measured at fair value through profit or loss under IFRS 9. Changes in fair value are recognized in profit or loss.

The investment in private company shares is classified within Level 3 of the fair value hierarchy because the underlying private company shares are not publicly traded and there is no quoted price in an active market for the shares. The fair value of the investment in private company shares was determined using a mark-to-market approach anchored to the observable per-share transaction price paid by Brera Holdings on the date of legal ownership of September 15, 2025 (Acquisition Date), adjusted forward to June 30, 2026 by reference to the price movement of relevant market indices over the intervening period. Significant judgment was required in selecting the adjustment to the value as of June 30, 2026.

The significant inputs used in the valuation included an acquisition-date per-share value of $48.82, a selected depreciation adjustment of 30.0%, and an indicated valuation-date per-share value of $34.17. Based on 204,184 shares, the valuation report concluded a fair value of $6,978 as of June 30, 2026. The Company recognized a fair value loss of $2,000 during the six months ended June 30, 2026, which was included in other income (expenses). See Note 11, Investment in Private Company Shares, for more details.

Financial liabilities

All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried in the consolidated statements of financial position subsequent to inception and how changes in value are recorded. Accounts payable and accrued liabilities, taxes payable, due to related parties, loans payable and lease liability are classified as financial liabilities and carried in the statements of financial position at amortized cost, which approximates the fair value. Interest bearing loans are initially recognized at fair value, and are subsequently measured at amortized cost, using the effective interest method.

As of June 30, 2026 and December 31, 2025, the Company recorded a derivative liability of $0 and $270, respectively, as a Level 2 financial liability representing an obligation to make a cash payment for unsettled digital assets transaction, which was classified as a financial liability at FVTPL. The outstanding balance of this liability is reported under accrued and other current liabilities.

As of June 30, 2026 and December 31, 2025, the Company recorded a contingent liability of $117 and $117, respectively, as a Level 2 financial liability representing a contingent obligation to issue certain number of restricted Class B ordinary shares annually over a ten year period beginning December 31, 2023 if certain conditions related to the club’s performance are met. This contingent obligation was classified as a financial liability at FVTPL.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Liabilities vs. Equity

Financial liabilities and equity instruments issued by the Company are classified as either financial liabilities or equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument under IAS 32, Financial Instruments: Presentation.

An instrument is classified as a financial liability when the Company has a contractual obligation to deliver cash or another financial asset to another party, or to exchange financial assets or financial liabilities under conditions that are potentially unfavorable to the Company. A contract that will or may be settled in the Company’s own equity instruments is also assessed to determine whether it requires settlement by delivery of a variable number of the Company’s own equity instruments or otherwise fails the “fixed-for-fixed” equity classification criteria.

An instrument is classified as equity only when it evidences a residual interest in the assets of the Company after deducting all of its liabilities and the contractual terms do not give rise to a financial liability.

Equity Instruments

Equity instruments issued by the Company, including shares, stock awards, options and warrants, are recognized in equity when the contractual terms of the instruments do not give rise to a financial liability. For instruments that may be settled in the Company’s own equity instruments, the Company assesses whether the arrangement will be settled by exchanging a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments.

Equity instruments are initially measured at the fair value of the consideration received or, where issued in exchange for services, at the fair value of the instruments granted at the grant date or issuance date, as applicable. Amounts recognized in respect of equity instruments are recorded directly in equity, net of any directly attributable transaction costs.

Accounts Payable

These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial period which are unpaid. Accounts payable are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

The Company’s accounts payable mainly represent amounts due to vendors, including independent third party and related parties, who delivered the consultancy services. Other payables mainly represent accruals, VAT and other taxes payable.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Risk Factors

The Company is exposed in varying degrees to a variety of financial instrument-related risks. The main types of risks are credit risk, liquidity risk and market risk. These risks arise from the normal course of operations, and all transactions are undertaken as a going concern. The type of risk exposure and the way in which such exposure is managed is as follows:

Credit Risk

Credit risk is the risk that a counterparty will fail to discharge an obligation to the Company, resulting in a financial loss. The Company is exposed to credit risk primarily from cash and cash equivalents, trade and other receivables, loan receivables and amounts due from counterparties. The Company manages credit risk by monitoring counterparty credit quality, assessing collectability of receivables and maintaining cash balances with financial institutions and custodians that management believes are creditworthy.

As of June 30, 2026, there were no customers that accounted for more than 10% of the Company’s accounts receivable and other receivables, net, and as of December 31, 2025, there were two customers who accounted for more than 10% of the Company’s accounts receivable and other receivables, net. In order to minimize credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals.

Cash and cash equivalents are placed with credit-worthy financial institutions with high credit ratings assigned by international credit-rating agencies and therefore credit risk is limited. The Company has adopted procedures for extending credit terms to customers and monitoring its credit risk. Credit evaluations are performed on customers requiring credit over a certain amount. Before accepting any new customer, the Company carries out research on the credit risk of the new customer and assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed when necessary.

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash deposits and accounts receivable. The Company minimizes the concentration of credit risk associated with its cash by maintaining its cash with high-quality insured financial institutions. For the cash deposit in the traditional banks in Italy, cash balances in excess of the amount covered by the statutory Deposit Guarantee Scheme in Italy (i.e., EUR100,000) are at risk. For the cash deposit in non-traditional banks (i.e., Wise Europe SA), the whole amount of the cash deposit is at risk since it is not insured by the government.

As of June 30, 2026 and December 31, 2025, we had cash deposits in a non-traditional bank, Wise Europe SA, amounting to $423 and $11,631 respectively. These deposits are not insured by the local government. The Company performed a detailed credit risk assessment concerning the uninsured deposit made in Wise Europe SA and determined that the credit risk is low, based on the following factors: (i) Wise Europe SA safeguards its customers’ funds by holding them in a mix of cash in leading commercial banks and low-risk liquid assets, as required by its regulatory obligations; (ii) Wise Europe SA is authorized by the National Bank of Belgium (“NBB”), which ensures that the bank operates under the regulations and guidelines set by the NBB; and (iii) the Company has not experienced losses on these bank accounts and does not believe it is exposed to any significant credit risk with respect to these bank accounts.

As of June 30, 2026 and December 31, 2025, the Company also held cash deposits in a US commercial bank Axos Bank and Terra Bank, amounting to $11,993 and $4,940, respectively. Up to $250 held on these accounts are insured by the US Federal Deposit Insurance Corporation. The Company performed a detailed credit risk assessment concerning the uninsured deposit held in these banks and determined that the credit risk is low. Axos Bank safeguards customer funds by holding them in a mix of cash at leading commercial banks and low-risk liquid assets, as required by its U.S. federal regulatory obligations.

During the six-month period ended June 30, 2026, the Terra Bank account was closed.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Credit Risk (continued)

The Company’s current credit risk-grading framework comprises the following categories:

Category	Description	Basis of recognizing Expected Credit Loss (“ECL”)
Low risk	The counterparty has a low risk of default and does not have any past-due amounts	12-month ECL

Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources.	Lifetime ECL - not credit impaired

In default	There is evidence indicating the asset is credit impaired.	Lifetime ECL - credit impaired

Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery.	Amount is written off

Digital Asset Concentration and Custody Risk

In addition, the Company may be exposed to risks associated with the custody, safeguarding and control of digital assets, including risks of loss, theft, cyberattack, private key compromise, unauthorized access, fraud, technological failure or the failure of third-party custodians or service providers. The Company uses three major US based custodians to custody its digital assets, with one of these custodians (which is also a related party) holding over 60% of total digital assets owned by the Company, with another one holding approximately 22% and the third one holding around 10%, which represents a significant concentration risk. The Company’s ability to access, transfer or recover digital assets may depend on the continued effectiveness of its internal controls, wallet management procedures and third-party custody arrangements. Any loss of access to private keys, failure of custody arrangements or breach of security could result in the loss of digital assets and could have a material adverse effect on the Company’s financial position and results of operations. A significant portion of the Company’s assets is concentrated in SOL, a digital asset subject to significant price volatility. The Company is also exposed to concentration risk with respect to the validators through which it stakes its SOL. As of June 30, 2026, approximately 90% of the Company’s total SOL holdings, was delegated for staking to a single validator operated by RockawayX Infra Ltd., a related party. Staking rewards earned through the RockawayX validator accounted for approximately 90% of the Company’s total revenues for the six months ended June 30, 2026. Refer to Note 4 “Revenues, Deferred Revenues and Segments”, Note 9 “Digital Assets” and Note 16 “Related Parties” for additional information.

Certain digital assets may be determined by regulatory authorities to constitute securities or other regulated financial instruments. If any digital assets held or transacted by the Company are determined to be securities, the Company may become subject to additional regulatory requirements, restrictions, reporting obligations or enforcement risk. Depending on the nature and extent of the Company’s digital asset activities, such developments could also affect the Company’s status under applicable securities laws, including whether it may be required to register as an investment company or qualify for an exemption from such registration.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as much as possible, that it maintains sufficient cash, cash equivalents and other liquid assets, and has access to available funding sources, to meet its liabilities when due.

In managing liquidity risk, the Company monitors forecast and actual cash flows, expected cash requirements, available financing sources, and the liquidity characteristics of its assets, including any digital assets held by or on behalf of the Company. Digital assets may be subject to liquidity risk due to market volatility, limited trading volumes, exchange or platform disruptions, transfer restrictions, network congestion, regulatory developments, or other factors that may affect the Company’s ability to convert such assets into cash on a timely basis or at expected values.

The Company may also be exposed to liquidity risks related to assets held with custodians, exchanges, wallet providers or other third-party service providers, including risks relating to access, control, withdrawal limitations, platform suspensions, insolvency or operational failure of a service provider, or other restrictions that could delay or prevent the Company from accessing or liquidating assets when needed.

Certain digital assets may be subject to contractual, technological or protocol-based restrictions on use or transfer, including assets held in locked wallets, staking arrangements, vesting arrangements, escrow arrangements, smart contracts or other arrangements that may limit the Company’s ability to access, transfer, pledge, sell or otherwise use such assets to meet short-term liquidity needs. The Company considers such restrictions when assessing the availability of digital assets for liquidity management purposes.

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates, digital asset prices and other market variables, will affect the Company’s income or the value of its holdings of financial and non-financial assets.

The Company is exposed to market risk in the ordinary course of business, including interest rate risk and, to the extent the Company holds digital assets, price volatility risk associated with those digital assets. Digital asset markets have historically experienced significant price volatility and may be affected by changes in market demand, investor sentiment, technological developments, regulatory actions, exchange or platform disruptions, cybersecurity incidents, and broader macroeconomic conditions. A decline in the market value of digital assets held by the Company could adversely affect the Company’s financial position and results of operations.

Interest Rate Risk

Interest rate risk is the risk that changes in market interest rates will affect the Company’s income, cash flows or the fair value of its financial instruments. The Company’s exposure to interest rate risk primarily relates to its interest-bearing borrowings and cash balances.

The Company’s borrowings are fixed-rate instruments and, therefore, changes in market interest rates do not affect the Company’s contractual interest payments or cash flows on those borrowings. However, changes in market interest rates may affect the fair value of fixed-rate borrowings. Given the nature and amount of the Company’s debt and interest-bearing assets, management believes that the Company’s exposure to interest rate risk is not material.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Exchange Risk

The functional currencies of the Company and its subsidiaries are based on the primary economic environment in which each entity operates. The majority of the Company’s cash flows, financial assets and liabilities are denominated in U.S. dollars, euros and Macedonian denars. The Company’s presentation currency is U.S. dollars.

Currency risk is limited to the proportion of our business transactions denominated in currencies other than the dollars, primarily for capital expenditures, potential future debt, if any, and various operating expenses such as salaries and professional fees. We do not currently use derivative financial instruments to reduce our foreign exchange exposure and management does not believe our current exposure to currency risk to be significant.

Deferred Offering Costs

Deferred offering cost means any fees, commissions, costs, expenses, concessions and other amounts payable to any party, including, without limitation, brokers, underwriters, advisors (accounting, financial, legal and otherwise) and any consultants, in connection with the Company’s initial public offering of Class B Ordinary Shares (“Offering Shares”).

Property and Equipment

Property and equipment are measured at cost less accumulated depreciation and impairment losses. Cost includes directly attributable expenditures and, where applicable, capitalized borrowing costs. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets from the date they are available for use: (i) office equipment: 5 years, (ii) furniture and fixtures: 5 years, (iii) motor vehicles: 10 years; (iv) leasehold improvements: 5 years; (v) other assets: 5 years.

Useful lives and residual values are reviewed at each reporting date and adjusted prospectively where appropriate. Assets are derecognized on disposal or when no future economic benefits are expected, with gains or losses recognized in the statements of profit or loss.

Property and equipment as of June 30, 2026 and December 31, 2025 are reported under the line item other non-current assets in the statements of financial position.

Depreciation expense for the six months ended June 30, 2026 and 2025 amounted to $3 and $2, respectively, which were included in general and administrative expenses. Impairment on property and equipment for the six months ended June 30, 2026 and 2025 amounted to $2 and $0, respectively, which were included in impairment of non-financial assets.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Goodwill, Intangible Assets, and Other Non-Financial Assets

Goodwill and intangible assets with indefinite useful lives are not amortized and are tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. Goodwill is tested for impairment at the level of the cash-generating unit, or group of cash-generating units, expected to benefit from the business combination in which the goodwill arose.

At each reporting date, the Company assesses whether there are indicators that other non-financial assets, including property and equipment, right-of-use assets and finite-lived intangible assets, may be impaired. If any such indicator exists, the Company estimates the recoverable amount of the individual asset or, where the asset does not generate independent cash inflows, the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value less costs of disposal is determined based on available market information, recent transactions or valuation techniques, as applicable. Value in use is determined based on the present value of estimated future cash flows expected to be derived from the asset or cash-generating unit. For purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

An impairment loss is recognized in profit or loss when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount. Impairment losses recognized for goodwill are not reversed in subsequent periods. Impairment losses recognized for non-financial assets other than goodwill are reviewed at each reporting date for possible reversal when there has been a change in the estimates used to determine the recoverable amount. Any reversal is limited so that the revised carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized in prior periods.

The Company performed its impairment assessments and determined that impairment losses were required to be recognized for the six months ended June 30, 2026. Details of impairment losses recognized are disclosed in Note 7 – Impairment of Non-Financial Assets.

Share-Based Compensation

The Company accounts for share-based payment arrangements in accordance with IFRS 2, Share-based Payment. The Company may grant share options, share awards, restricted share units, warrants or other equity-based instruments to directors, officers, employees, consultants and other service providers.

Equity-settled share-based payment awards are measured at the fair value of the equity instruments granted at the grant date. The fair value of share options and warrants is estimated using an appropriate option-pricing model, such as the Black-Scholes model, considering, as applicable, the exercise price, expected volatility, expected term, expected dividends, risk-free interest rate and the market price of the Company’s shares at the grant date. The fair value of share awards is generally based on the market price of the Company’s shares at the grant date.

The fair value of equity-settled awards is recognized as share-based compensation expense over the applicable vesting period, with a corresponding increase in equity. Each vesting tranche is treated as a separate award with its own vesting period and grant date fair value. For awards that vest immediately, the full amount of the grant date fair value is recognized as expense on the grant date, unless the award is directly attributable to a qualifying capital transaction or asset acquisition, in which case the amount is capitalized in accordance with the applicable IFRS Accounting Standard.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-Based Compensation (continued)

The Company estimates the number of awards expected to vest based on service and non-market performance vesting conditions and revises those estimates at each reporting date. Compensation expense is adjusted prospectively for changes in the number of awards expected to vest. If an award does not vest because a service condition or non-market performance condition is not satisfied, any previously recognized expense is reversed. However, no reversal is made for awards that have vested, even if the vested awards are subsequently forfeited, expire unexercised or are not exercised.

The Company accounts for modifications, amendments, cancellations or settlements of share-based payment awards in accordance with IFRS 2. If the terms of an equity-settled award are modified and the modification increases the fair value of the award or is otherwise beneficial to the holder, the incremental fair value is recognized over the remaining vesting period or immediately if the award is fully vested. If a modification reduces the fair value of an award, the Company continues to recognize the original grant date fair value, subject to the original vesting conditions.

Revenues

The Company recognizes revenue in accordance with IFRS 15, Revenue from Contracts with Customers. Revenue is measured based on the consideration specified in a contract with a customer and is recognized when, or as, control of the promised goods or services is transferred to the customer.

The Company’s revenue streams include commercial revenue from the operation of its professional sports teams, including sponsorship, advertising, brand promotion and other commercial arrangements; matchday and related event revenue, if applicable; player registration and transfer-related income, where applicable; and digital asset revenue, including SOL staking rewards.

Sponsorship, advertising, brand promotion and other commercial revenue is recognized when the related services are provided or over the term of the related agreement, depending on the nature of the performance obligations. Revenue settled through non-cash or in-kind consideration is measured at the fair value of the consideration received or receivable.

Matchday and event-related revenue, if applicable, is recognized when the relevant match or event takes place. Player registration and transfer-related income, where applicable, is recognized when the Company has satisfied its obligations under the relevant agreement and control of the player registration rights or related economic rights has transferred.

Staking rewards are generated from the Company’s participation in Solana network validation activities through delegation of SOL to validators. Staking rewards are recognized when the applicable network epoch has been completed, the reward has been confirmed by the Solana network and the Company obtains control of the rewards, which generally occurs when the rewards are credited or otherwise made available to the Company’s wallet or custodial account. Prior to confirmation, the amount of staking rewards, if any, is variable and subject to validator performance, network conditions, protocol rules and other factors outside the Company’s control.

Staking rewards are measured at the fair value of SOL received or receivable using observable market prices or other market-based reference rates as of the date the Company obtains the right to the reward.

A contract asset represents the Company’s right to consideration for goods or services transferred to a customer when that right is not yet unconditional and is assessed for impairment in accordance with IFRS 9. A receivable represents an unconditional right to consideration. A contract liability represents the Company’s obligation to transfer goods or services for which consideration has been received or is due from the customer. Contract assets and contract liabilities relating to the same contract are presented on a net basis.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Segment Reporting

The Company determines its operating segment based on how its chief operating decision maker (“CODM”) manages the business, makes operating decisions, including the allocation of resources, and assesses operating performance. The Company’s CODM is the Chief Executive Officer, who reviews the Company’s operating results on a consolidated basis as well as by business line for purposes of resource allocation and performance assessment.

The Company determined that it has two reportable segments:

●	Digital Assets Treasury Segment

●	Legacy Sports Portfolio

The Digital Asset Treasury segment includes the Company’s SOL treasury, staking, validator and related digital asset activities. The Legacy Sports Portfolio segment includes the Company’s historical professional sports team operations, including sponsorship, advertising, matchday and other sports-related commercial activities.

Our revenue has been disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The categories of the majority of our revenue during the six months ended June 30, 2026 and 2025 are as follows:

	(Unaudited)
	June 30, 2026	June 30, 2025
Digital asset treasury	$3,091	$-
Legacy sports portfolio	19	302
Total	$3,110	$302

Leases

The Company applies IFRS 16 to all leases at inception or upon modification, unless the contract is reassessed due to changes in terms and conditions.

The Company applies the recognition exemptions for:

●	Short-term leases (lease term of 12 months or less and no purchase option); and

●	Leases of low-value assets

Payments for these leases are recognized as an expense on a straight-line basis over the lease term.

As of June 30, 2026, the Company only maintains short term leases with third-party lessors. No lease was accounted for under IFRS 16.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit/(loss) before tax because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied to the same taxable entity by the same taxation authority.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

As of June 30, 2026, the Company did not recognize any deferred tax assets in respect of tax loss carryforwards and deductible temporary differences due to the uncertainty regarding the availability of future taxable profits against which such deferred tax assets could be utilized.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible Assets

Goodwill

Goodwill is monitored by management at the level of each operating segment. The fair values of net tangible assets and intangible assets acquired are based upon preliminary valuations and the Company’s estimates and assumptions are subject to change within the measurement period (potentially up to one year from the acquisition date). Goodwill is measured as described in the Business Combinations section above. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Intangible Assets

Player contracts, broadcasting rights, brands, and customer relationships were acquired as part of a business combination. They are recognized at their fair value at the date of acquisition and are subsequently amortized on a straight-line basis as follows:

Player contracts	2 years (FKAP)
Brands	Indefinite
Broadcasting rights	5 years (FKAP)

The asset’s useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

The total amortization expense of intangible assets for the six months ended June 30, 2026 and 2025 were $0 and $32, respectively.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 3 – DISCONTINUED OPERATIONS

Disposal of UYBA

On June 17, 2025, the Company sold its entire interest in UYBA to Selene Sas Di Immobiliare, Luna Srl “Selene”. Because the sale represented the divestment of a separate major line of business, the results of UYBA have been classified and presented as discontinued operations in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations. Accordingly, the Company’s consolidated statements of profit or loss for all prior periods presented have been retrospectively restated to separately present the results of continuing and discontinued operations. Comparative information in the notes to the financial statements has also been updated, where applicable, to reflect this presentation.

The sale of UYBA completed the Company’s divestment from the volleyball operations segment. The Company does not retain any ownership interest, management role, or continuing involvement in UYBA following the transaction.

Due to the change in presentation currency from EUR to US$, the Company reclassified its cumulative translation adjustments, related to UYBA, amounting to $355 from other comprehensive income to profit or loss during the six months ended June 30, 2025.

Disposal of Juve Stabia

On April 17, 2026, the Company entered into a deed of transfer to sell its entire equity interest in Juve Stabia to Stabia Capital S.r.l. The sale price was nominal consideration of EUR1, and the buyer agreed to assume all outstanding debts, obligations, and liabilities of Juve Stabia.

At the date control was lost, Juve Stabia had total assets of $19,324 and total liabilities of $26,724, resulting in a net deficit position of approximately $7,400. See below table for details of the net deficit:

April 17, 2026
ASSETS
Current assets:
Cash and cash equivalents	$175
Accounts receivable and other receivables, net	6,090
Prepaid expenses and other current assets	20
Total current assets	6,285
Non-current assets:
Property and equipment, net	37
Intangible assets	12,979
Other non-current assets	23
Total assets	$19,324

LIABILITIES AND NET DEFICIT
Current liabilities
Accounts payable and other payables	$18,552
Long term payables, current portion	3,843
Deferred revenues	444
Income tax payable	1,050
Total current liabilities	23,889

Non-current liabilities
Deferred tax liability	2,835
Total liabilities	26,724
Net deficit	$(7,400)

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 3 – DISCONTINUED OPERATIONS (continued)

Disposal of Juve Stabia (continued)

The transaction resulted in a gain on disposal of $7,400, calculated as the difference between (i) the consideration received and (ii) the carrying amount of Juve Stabia’s net liabilities removed from the consolidated statement of financial position. This gain has been recognized in discontinued operations section within the unaudited interim condensed consolidated statement of profit or loss for the period ended January 1, 2026 through April 17, 2026.

The disposal of Juve Stabia represented the disposal of a separate major line of business of the Company because it was part of the Company’s Legacy Sport Portfolio, which generated a significant portion of the Company’s historical revenue and operations and was managed and monitored separately from the Company’s continuing operations. The disposal was undertaken as part of the Company’s strategic shift away from athletic club ownership and toward its new principal operations, while also reducing exposure to Juve Stabia’s significant liabilities and unprofitable operations.

Because the sale represented the divestment of a separate major line of business, the results of Juve Stabia have been classified and presented as discontinued operations in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations. Accordingly, the Company’s unaudited interim condensed consolidated statements of profit or loss for all prior periods presented have been retrospectively restated to separately present the results of continuing and discontinued operations. Comparative information in the notes to the condensed consolidated financial statements has also been updated, where applicable, to reflect this presentation.

The sale of Juve Stabia is in line with the Company’s ongoing strategy to divest its interests in the Legacy Sports Portfolio operations segment. The Company does not retain any ownership interest, management role, or continuing involvement in Juve Stabia following the transaction.

See the tables below for the summary of assets and liabilities of Juve Stabia before classification as held for sale as of December 31, 2025:

December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	$1,365
Accounts receivable and other receivables, net	2,755
Prepaid expenses and other current assets	19
Total current assets	4,139
Non-current assets:
Property and equipment, net	41
Intangible assets	13,902
Total assets	$18,082

LIABILITIES
Current liabilities
Accounts payable and other payables	$13,122
Accrued and other liabilities	733
Deferred revenues	1,517
Income tax payable	179
Total current liabilities	15,551

Non-current liabilities
Long term payables	3,237
Other long-term liabilities	3,570
Total non-current liabilities	6,807
Total liabilities	$22,358

No assets and liabilities of UYBA and Juve Stabia are classified as discontinued operations and held for sale as of December 31, 2025.

No assets and liabilities are classified as discontinued operations and held for sale as of June 30, 2026.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 3 – DISCONTINUED OPERATIONS (continued)

Discontinued operations

See the tables below for the summary of statement of operations of UYBA and Juve Stabia classified as discontinued operations as of and for the periods presented:

June 30,
2026
Juve Stabia
Revenue	$2,085
Operating expenses
General and administrative expenses	6,495
Impairment of non-financial assets	290
Total operating expenses	6,785

Operating loss from discontinued operations	(4,700)

Other income:
Interest income	1
Other income	1,738
Net gain on disposal of subsidiary	7,400
Total other income	9,139

Profit before income taxes	4,439
Provision for income taxes	102
Net profit	$4,337

UYBA has no operational activities associated with discontinued operations for the six months ended June 30, 2026.

	June 30, 2025
	UYBA	Juve Stabia	Total Discontinued

Revenue	$1,061	$-	$1,061
Operating expenses
General and administrative expenses	1,747	725	2,472
Total operating expenses	1,747	725	2,472

Other income (expense):
Interest income (expense)	(24)	-	(24)
Other income	38	-	38
Net loss on disposal of subsidiary	(461)	-	(461)
Total other expenses, net	(447)	-	(447)

Loss before income taxes	(1,133)	(725)	(1,858)
Provision for income taxes	-	-	-
Net loss	$(1,133)	$(725)	$(1,858)

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 4 – REVENUES, DEFERRED REVENUES AND SEGMENTS

Revenues

For the six months ended June 30, 2026, the Company received the majority of its staking revenues from a validator operated by its related party, RockawayX Infra Ltd, which accounted for approximately 90% of the Company’s total revenues. One customer accounted for over 10% of the Company’s total revenue for the six months ended June 30, 2025, representing 37% of the Company’s total revenue for that period.

Deferred revenue

Deferred revenue, also known as unearned revenue, represents amounts received or invoiced in advance of delivering goods or rendering services. These amounts are recognized as revenue when the performance obligations under the contracts are fulfilled.

Deferred revenue as of June 30, 2026 and December 31, 2025 came from legacy operations and amounted to $166 and $1,538, respectively.

Segments

The Company’s Chief Operating Decision Maker (“CODM”), identified as the Chief Executive Officer, regularly reviews financial and operational information by business line to assess performance and allocate resources. Based on the current internal reporting structure and in accordance with IFRS 8, the Company monitors its results across two operating segments consisting of Digital Asset Treasury and Legacy Sport Portfolio.

●	Digital Asset Treasury: The Treasury segment manages the Company’s digital asset holdings and treasury strategy, with activities primarily consisting of staking rewards from digital assets.

●	Legacy Sport Portfolio: The Sport Portfolio segment includes the Company’s multi-club ownership strategy and related operations. Activities include ownership and management of sports clubs and generation of revenues from competition prizes, sponsorships, player transfers, and sports-related advisory and consulting services.

The CODM evaluates the performance of operating segments based on segment operating income (loss), which reflects revenues less directly attributable operating expenses, and net loss from continuing operations before income taxes for each reportable segment. The CODM reviews segment results on a periodic basis, including comparisons of current period performance to prior periods. We do not prepare separate balance sheets by operating segment for the CODM, as such, assets and liabilities are not evaluated as part of operating segment performance and resource allocation. We provide the CODM depreciation and amortization expense and impairment charges that are generated from operating segment-specific assets, as these are included in segment operating income (loss).

Accounting policies associated with our operating segments are the same as those previously described in Note 2, including transactions between segments. Transactions between segments are reported as if each were a stand-alone business and are eliminated in consolidation.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 4 – REVENUES, DEFERRED REVENUES AND SEGMENTS (continued)

Segments (continued)

The tables below show our segment operating income (loss) for the periods presented:

	June 30,
	2026			2025
	Digital Assets Treasury	Legacy Sport Portfolio	Consolidated	Digital Assets Treasury	Legacy Sport Portfolio	Consolidated
Revenues	$3,091	$19	$3,110	$-	$302	$302
Equity based expenses	843	-	843	-	1,099	1,099
General and administrative expenses	14,598	495	15,093	-	3,077	3,077
Impairment of non-financial assets	59,535	-	59,535	-	-	-
Segment operating loss	(71,885)	(476)	(72,361)	-	(3,874)	(3,874)
Interest income (expense)	58	-	58	-	(80)	(80)
Other income (expense)	(5,703)	170	(5,533)	-	2,433	2,433
Loss before income taxes from continuing operations	$(77,530)	$(306)	$(77,836)	$-	$(1,521)	$(1,521)

Revenues by geographical location are as follows:

	June 30,
	2026	2025
Europe	$19	$302
Other	3,091	-
Total	$3,110	$302

Revenue generated from the Legacy Sport Portfolio is primarily derived from operations within Europe, reflecting the geographic concentration of that segment. Revenue generated from other locations primarily pertain to digital asset staking revenue which is inherently global in nature. This revenue is generated on a global basis and is not attributable to any specific geographic region.

NOTE 5 – EQUITY-BASED COMPENSATION

Equity-based expenses consist of the following categories:

	June 30,
	2026	2025
Restricted stock units, stock options and restricted stock awards	$552	$1,099
Equity based compensation - other	291	-
Total	$843	$1,099

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 6 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses include the following categories:

	June 30,
	2026	2025
Accounting, tax, and audit fees	$1,406	$258
Legal fees	4,510	1,516
Consulting and advisory fees	1,623	-
Directors’ fees	623	115
Compensation and benefits	1,648	224
Travel and entertainment	230	84
Insurance and medical benefit expenses	844	57
Advertising and marketing expenses	825	100
Provision for expected credit losses for accounts receivable	3,114	216
Office and supplies and administrative expenses	118	111
Miscellaneous	152	396
Total	$15,093	$3,077

NOTE 7 – IMPAIRMENT FOR NON-FINANCIAL ASSETS

The Company assesses an impairment of non-financial assets in accordance with IAS 36. Goodwill and indefinite-lived intangible assets are tested for impairment at least annually and whenever indicators of impairment exist. Property and equipment, right-of-use assets and finite-lived intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Digital assets are assessed in accordance with the Company’s digital asset accounting policy.

For purposes of impairment testing, assets are tested individually or, where the asset does not generate cash inflows that are largely independent of other assets, at the cash-generating unit (“CGU”) level. The recoverable amount is the higher of fair value less costs of disposal and value in use. An impairment loss is recognized when the carrying amount of an asset or CGU exceeds its recoverable amount.

During the six months ended June 30, 2026 and 2025, the Company recognized impairment (gains) losses related to the following asset categories:

	June 30,
	2026	2025
Digital Assets	$75,834	$-
Reversal of impairment related to prepayment for digital assets	(16,301)	-
Property and Equipment - Leasehold Improvements	2	-
Total	$59,535	$-

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 8 – BASIC AND DILUTED LOSS PER SHARE

The Company computes net profit (loss) per share of Class A Ordinary Shares and Class B Ordinary Shares using the two class method. Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net profit (loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding during the year to assume conversion of all potentially dilutive securities to ordinary shares. Because the Company has reported a net loss from continuing operations for each of six months ended June 30, 2026 and 2025, diluted net loss from continuing operations per ordinary share is the same as basic net loss from continuing operations per common share for such periods as the inclusion of any dilutive ordinary shares during these periods would result in the net loss from continuing operations per ordinary share calculation to be anti-dilutive.

The following table sets forth the computation of basic and diluted net profit (loss) per share for the six months ended June 30, 2026 and 2025, which includes both Class A Ordinary Shares and Class B Ordinary Shares:

	June 30,
	2026		2025
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares
Numerator:
Net loss from continuing operations attributable to the Company	$(78,606)	$(78,606)	$(1,508)	$(1,508)
Net loss from discontinued operations attributable to the Company	4,337	4,337	(1,008)	(1,008)
Allocation of net loss from continuing operations attributable to the Company between Class A and Class B Ordinary Shares	-	(78,606)	(499)	(1,009)
Allocation of net loss from discontinued operations attributable to the Company between Class A and Class B Ordinary Shares	-	4,337	(334)	(674)

Denominator:
Weighted average shares	-	8,791,366	62,783	126,915

Basic and diluted net loss per share from continuing operations attributable to the Company	$-	$(8.94)	$(7.95)	$(7.95)
Basic and diluted net profit (loss) per share from discontinued operations attributable to the Company	$-	$0.49	$(5.31)	$(5.31)
Basic and diluted net loss per share attributable to the Company	$-	$(8.45)	$(13.26)	$(13.26)

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 9 – DIGITAL ASSETS

During 2025, the Company began executing its Solana-based digital asset treasury and infrastructure strategy. The Company’s digital assets consist of SOL, the native cryptocurrency of the Solana blockchain. The Company’s digital assets may be acquired through purchases, received as consideration in financing transactions or other arrangements, and generated through staking activities.

The Company holds digital assets through digital wallets and custody arrangements, including arrangements with third-party service providers. Certain digital assets may be subject to staking, transfer or other restrictions that limit the Company’s ability to sell, transfer or otherwise access the assets during the applicable restriction period. For restricted (locked) SOL received in the PIPE transaction and purchased using the PIPE proceeds, the restrictions are associated with the specific wallet addresses and custody arrangements through which the assets are held, and the Company’s assessment considers whether the assets were restricted at the date the Company obtained control of the assets. The Company’s digital assets are subject to risks associated with digital asset markets, including price volatility, cybersecurity risk, custody risk, validator risk, regulatory risk, liquidity risk, counterparty risk and the risk of loss or limited access due to operational or technological failures.

The following table presents the Company’s digital assets holdings (in thousands, except units) as of June 30, 2026 and December 31, 2025.

	June 30, 2026			December 31, 2025
	Units	Historical Cost	Carrying Value	Units	Historical Cost	Carrying Value
SOL	868,020	$169,669	$63,850	787,331	$157,002	$97,968
SOL, restricted	394,217	74,675	27,051	153,155	32,052	13,476
Total digital assets	1,262,237	$244,344	$90,901	940,486	$189,054	$111,444

Restricted SOL (“Locked SOL”) represents locked SOL that is subject to vesting, transfer or other contractual restrictions. The Company does not have the ability to freely transfer, sell or unstake restricted SOL until the applicable vesting or unlock conditions have been satisfied. The Company considered the nature and duration of such restrictions, the expected vesting period, the liquidity of SOL, market volatility and other relevant market participant assumptions in determining the carrying value of Restricted SOL.

The Company presents locked SOL and unlocked SOL within the digital assets in the condensed consolidated statements of financial position however, locked SOL is not available to be transferred on-chain until the applicable tranche vests. In assessing impairment for certain locked SOL in accordance with IAS 36, Impairment of Assets, the Company determined the recoverable amount based on fair value less costs of disposal. Fair value less costs of disposal was estimated using the quoted SOL market price as of the reporting date as the starting point, adjusted for a discount for lack of marketability (“DLOM”) for locked SOL held in certain custody accounts, to reflect the contractual transfer restrictions and vesting schedule. The Company’s estimate was based on a third-party valuation report that applied calculated DLOMs based on the remaining contractual restriction periods. The fair value less costs of disposal measurement was categorized within Level 2 of the fair value hierarchy for purposes of the IAS 36 impairment assessment. As of June 30, 2026, the remaining restriction periods ranged from 1 to 19 months, resulting in DLOMs ranging from 7.5% to 33.5%, with a blended DLOM of 22.76% applied to the locked SOL tranches.

Certain locked SOL vests in monthly tranches under the contractual vesting schedule, with the final tranche scheduled to vest in January 2028, while other locked SOL vest in October 2026.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 9 – DIGITAL ASSETS (CONTINUED)

The Company stakes its unrestricted and restricted SOL through validators, including the one operated by RockawayX Infra Ltd, which is related to the Company, and other third-party validators. Staked unrestricted and restricted SOL remains recognized as a digital asset of the Company when the Company retains beneficial ownership and the economic rights to the staked SOL and related staking rewards. Staking arrangements may be subject to lock-up, protocol, validator or custody restrictions, which may limit the Company’s ability to access or transfer the related SOL during the applicable unstaking period, which typically lasts up to 48-72 hours. Staking rewards are recognized in accordance with the Company’s revenue recognition and digital asset accounting policies.

The following table presents a reconciliation of our SOL activity measured at cost less accumulated impairment for the six months ended June 30, 2026 and for the year ended December 31, 2025:

	June 30,	December 31,
	2026	2025
SOL carrying value, beginning	$111,444	$-
In-kind receipts from investments	-	37,320
Reclassification of prepayment to digital assets	50,000	-
Purchases of SOL	2,200	150,001
Staking rewards	3,091	1,734
Impairment of SOL	(75,834)	(77,611)
SOL carrying value, ending	$90,901	$111,444

As of June 30, 2026, the Company held $800 of USDC for the purpose of funding future purchases of SOL. As of December 31, 2025, the Company’s USDC balance was immaterial.

	June 30, 2026
	Units	Historical Cost	Carrying Value
USDC	799,300	$800	$799

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 10 – INTANGIBLE ASSETS

Digital assets are presented separately in Note 9 – Digital Assets and are not included in the intangible assets balances below. Intangible assets as of June 30, 2026 and December 31, 2025 are composed of the following:

	June 30,	December 31,
	2026	2025
Customer relationships	$-	$1,764
Broadcasting rights/sports titles/stadium lease	-	3,143
Brand	-	11,327
Player contracts	-	6,057
Other	-	-
Subtotal	-	22,291
Less: accumulated amortization	-	(1,529)
Net	-	20,762
Goodwill	-	11,837
Impairment of intangibles	-	(18,697)
Total	$-	$13,902

NOTE 11 – INVESTMENT IN PRIVATE COMPANY SHARES

As of December 31, 2025, the Company had a receivable from a PIPE investor related to the investor’s obligation to deliver common shares of a private company to the Company. The receivable was initially measured at fair value in the amount of $9,974. During the year ended December 31, 2025, the Company recognized a fair value loss of $996, reducing the fair value of the receivable for private company shares to $8,978 as of December 31, 2025. In February 2026, the underlying private company shares were delivered to the Company and was recorded as investments in private company shares in the unaudited interim condensed consolidated statements of financial position.

As of June 30, 2026, the fair value of the investment was $6,978.

The following table summarizes changes in the fair value of the Company’s Level 3 investment in private company shares during the six months ended June 30, 2026 and year ended December 31, 2025.

	June 30,	December 31,
	2026	2025
Balance at beginning of period	$-	$-
Reclassification of receivable to investment	8,978	-
Fair value loss recognized during the period	(2,000)	-
Balance at end of period	$6,978	$-

The fair value measurement of the Company’s investments in private company shares is sensitive to changes in the appreciation or depreciation adjustment percentage, which represents the significant unobservable input used in the valuation. A reasonably possible change in the appreciation or depreciation adjustment percentage could result in a higher or lower fair value measurement.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 12 – FINANCIAL ASSETS AND LIABILITIES

The following table sets out the financial assets as at the end of the reporting period:

	June 30,	December 31,
	2026	2025
Financial assets
Cash	$13,070	$19,033
Accounts receivable and other receivables, net	44	4,839
Receivable for private company shares	-	8,978
Loans receivable*	91	110
Investment in private company shares	6,978	-
Total	$20,183	$32,960

*	Loans receivable for the six months ended June 30, 2026 and December 31, 2025 is presented in the statement of financial position under prepayments and other current assets.

Any expected credit loss allowance for accounts receivables has been measured at an amount equal to the lifetime ECL. The ECL on accounts receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, and where relevant general economic conditions of the industry in which the debtors operate. At the end of our reporting period ended June 30, 2026, management created an allowance for accounts receivable due from its disposed subsidiary (Juve Stabia) in the amount of $3,114.

Financial Asset at Amortized Cost	12-Month or Lifetime ECL	Gross Carrying Amount USD	Loss Allowance USD	Net carrying Amount USD
June 30, 2026
Accounts receivable – Juve Stabia (former subsidiary)	Lifetime ECL - credit-impaired	$3,114	$3,114	$-
Accounts receivable	Lifetime ECL - Not credit-impaired	$124	$80	$44
Other receivables	12-month ECL	-	-	-
		$3,238	$3,194	$44
December 31, 2025
Accounts receivable	Lifetime ECL - Not credit-impaired	$5,848	$1,009	$4,839
Other receivables	12-month ECL	-	-	-
		$5,848	$1,009	$4,839

	June 30,	December 31,
	2026	2025
Financial assets
Opening ECL Allowance	$1,009	$9
ECL allowance – Juve Stabia acquisition	-	292
Amount reclassified to discontinued operations	(929)	-
Increase in lifetime ECL - charged to profit or loss	3,114	1,740
Write-offs during the year (against ECL)	-	(1,032)
Total ECL Allowance	$3,194	$1,009

For the six months ended June 30, 2026, the total credit losses recognized in profit or loss amounted to $3,114 against accounts receivable.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 12 – FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

The following table sets out the financial liabilities as at the end of the reporting period:

	June 30,	December 31,
	2026	2025
Accounts payable and other payables	$944	$16,166
Accruals and other current liabilities	7,202	1,644
Long-term payables and other long-term liabilities	118	6,931
	$8,264	$24,741

Accounts payable and other payables mainly represent amounts due to vendors, including independent third party and related parties, who delivered the consultancy services.

Accruals and other current liabilities represent accrued expenses, VAT and other taxes payable. Included in the other liabilities is the derivative liability recorded by the Company in relation to its contractual obligation to purchase SOL tokens. The derivative liability as of June 30, 2026 and December 31, 2025 amounted to $0 and $270, respectively.

Long-term payables and other long-term liabilities amounted to $118 and $6,931 as of June 30, 2026 and December 31, 2025, respectively.

As of June 30, 2026 long-term payables and other long-term liabilities consisted of $117 of contingent consideration and $1 of warrant liability. As of December 31, 2025, long-term payables and other long-term liabilities consisted of $117 of contingent consideration, $2,835 deferred tax liability, $6 warrant liability, $858 tax liabilities, and $3,115 of loan payables.

Legal Matters and Contingencies

The Company is subject to legal proceedings, claims and regulatory matters that arise in the ordinary course of business. The Company recognizes a provision when it has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount of the obligation can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the reporting date. Where the effect of the time value of money is material, provisions are discounted to present value.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 13 – SHARE CAPITAL AND OTHER RESERVES

The authorized share capital of the Company consists of 1,053,000,001 shares, consisting of (i) 1,003,000,000 shares of ordinary shares, with a nominal value of US$0.50 per share, of which 500,000 shares are designated Class A Ordinary Shares, nominal value US$0.50 per share, and 1,002,500,000 shares are designated Class B Ordinary Shares, nominal value US$0.50 per share, and (ii) 50,000,000 shares of preferred shares, with a nominal value of US$0.005 per share and (iii) one ordinary share with a nominal value of EUR1.00. Class A Ordinary Shares are entitled to ten votes per share on proposals requiring or requesting shareholder approval, and Class B Ordinary Shares are entitled to one vote on any such matter. The rights, including the liquidation and dividend rights, of the holders of our Ordinary Class A and Ordinary Class B shares are identical, except with respect to voting.

2026 Private Placement

Ordinary Shares: On May 21, 2026, the Company entered into subscription agreements with two related parties’ investors, pursuant to which the Company agreed to sell to such Purchasers an aggregate of 2,298,000 Class B Ordinary Shares, US$0.50 nominal value per share, in a registered direct offering, for gross proceeds of $11,421.

2025 Private Placements

Ordinary Shares: On June 17, 2025, the Company entered into subscription agreements with certain individual purchasers, pursuant to which the Company agreed to sell to such Purchasers an aggregate of 20,741 Class B Ordinary Shares, US$0.50 nominal value per share, in a registered direct offering, for gross proceeds of $1,400.

Series A Preferred Shares: During the six months ended June 30, 2025, the Company entered into private placement agreements with investors whereby we issued 186,400 Series A Preferred Shares at an offering price of US$5.00 per share for total gross proceeds of $932. Each Series A Preferred Share is convertible at the option of the shareholder into 0.08 Class B Ordinary Shares.

Series B Preferred Shares: During the six months ended June 30, 2025, the Company entered into private placement agreements with investors whereby we sold 41,391 units of our Series B Preferred Shares at an offering price of US$5.40. Each unit consisted of one Series B Preferred Share and a warrant to purchase a number of Class B Ordinary Shares equal to 10% of the number of Class B Ordinary Shares underlying the Series B Preferred Shares at US$135 per share. Total gross proceeds received in connection with these transactions were $224. There are Class B Ordinary shares purchasable under the warrants.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 13 – SHARE CAPITAL AND OTHER RESERVES (CONTINUED)

Warrants classified as Liability

2023 Revere Warrants

In 2023, the Company issued 1,050 Class B warrants to Revere. The warrant expires January 26, 2028 and is fully exercisable upon issue at an exercise price of US$500 per share. As of June 30, 2026 and December 31, 2025 the fair value of the warrant liability using the Black Scholes option pricing model is $1 and $6, respectively. For the six months ended June 30, 2026 and 2025, the Company recorded $5 and $24, respectively, in the unaudited interim condensed Consolidated Statements of Profit or Loss as a change in the fair value of the warrant liability.

During the six months ended June 30, 2026 and 2025, the assumptions used in determining the fair values of the warrant issues to Revere were as follows:

	June 30,	June 30,
	2026	2025
Expected term in years	1.58 years	2.6 years
Risk free interest rate	4.14%	3.68%
Annual expected volatility	181.4%	137.0%
Dividend yield	0.00%	0.00%

Warrants classified as Equity

September 2025 PIPE Transaction

In September 2025 the Company completed a private investment in public equity transaction, or PIPE Offering, pursuant to which the Company issued Class B Ordinary Shares, PIPE Common Warrants, PIPE Pre Funded Warrants, and certain additional warrants issued pursuant to related warrant purchase arrangements.

In connection with the 2025 PIPE transaction in September 2025, the Company granted warrants to strategic advisors in connection with an advisory arrangement. The warrants were issued in multiple tranches, including pre-funded warrants, common warrants, and additional series warrants (S1 through S6). These instruments were granted as compensation for advisory and governance services and are accounted for as equity-settled share-based payments in accordance with IFRS 2 Share-based Payment, which were recognized in full on issuance in 2025.

The following table presents a roll-forward of the Company’s warrants from January 1, 2026 to June 30, 2026:

	Boustead Series A Warrants	2025 Private Placements - Class B Warrants	PIPE Common Class B Warrants	PIPE Pre-Funded Class B Warrants
Warrants outstanding, January 1, 2026	7,070	1,070	6,666,647	516,115
Exercise of warrants	-	-	-	(516,115)
Adjustments	(7,070)	-	-	-
Warrants outstanding, June 30, 2026	-	1,070	6,666,647	-

	Strategic Advisors Pre-Funded Class B Warrants	Strategic Advisors Class B Common Warrants 1
Warrants outstanding, January 1, 2026	333,331	166,663
Exercise of warrants	-	-
Adjustments	-	-
Warrants outstanding, June 30, 2026	333,331	166,663

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 13 – SHARE CAPITAL AND OTHER RESERVES (CONTINUED)

Warrant assumption definitions are:

Expected term in years: The term is based on the remaining contractual term of the warrant.

Risk-free interest rate: We use the risk-free interest rate of a U.S. Treasury Bill with a similar term on the date of the warrant valuation grant.

Volatility: We estimate the expected volatility of the share price based on the corresponding volatility of our historical share price.

Dividend yield: We use a 0% expected dividend yield as we have not paid dividends to date and do not anticipate declaring dividends in the near future.

Activity related to the warrants are as follows:

	Series A Shares	Class B Shares
Outstanding, December 31, 2025	7,070	7,684,876
Adjustments during the period	(7,070)	-
Exercised during the period	-	(516,115)
Outstanding, June 30, 2026	-	7,168,761

NOTE 14 – SHARE BASED COMPENSATION

Equity Incentive Plan

Effective October 26, 2022, our board of directors adopted the Brera Holdings PLC 2022 Equity Incentive Plan (as amended, the “Plan”) authorizing a total of 20,000 shares of our Class B Ordinary Shares for future issuances under the Plan. The maximum number of Class B Ordinary Shares that may be issued pursuant to awards granted under the 2022 Plan was increased to 40,000 shares pursuant to an amendment to the Plan adopted on April 9, 2025, and further increased to 900,000 shares pursuant to an amendment to the Plan adopted on September 16, 2025. Under the Plan, the exercise price of a granted option shall not be less than 100% of the fair market value on the date of grant (110% of the fair market value in the case of a 10% shareholder). Additionally, no option may be exercisable more than ten (10) years after the date it is granted (no more than five (5) years in the case of a 10% shareholder).

As of June 30, 2026, there were 805,321 shares available for future issuance under the Plan.

Under the Plan, for the six months ended June 30, 2026 and for the year ended December 31, 2025 the Company also issued Restricted Share Awards, Restricted Share Units and Share Options to its employees, directors and consultants.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 14 – SHARE BASED COMPENSATION (CONTINUED)

Equity based Compensation

Restricted Stock Units, Restricted Share Awards and Other Share Awards

Restricted Share Awards: A share award is a grant of Class B Ordinary Shares or of a right to receive shares in the future. These awards are subject to certain conditions, restrictions and contingencies as determined at the date of grant, which may include requirements for continuous service and/or the achievement of specified performance goals.

Restricted Share Units: Restricted share units are the grants of Class B Ordinary Shares and, similarly to share awards are subject to certain conditions, restrictions and contingencies, including the requirement for continuous service the achievement of specified performance goals as established at the date of grant.

These equity-based awards are generally subject to the satisfaction of a one-year cliff vesting condition and continued service for a period of up to four years from the grant date, together with other specified restrictions, where applicable. The fair value of the awards is measured at the grant date and recognized as share-based payment expense over the vesting period, with each vesting tranche treated separately and the related expense recognized over the respective requisite service period, provided the related vesting conditions are expected to be met. For awards subject to additional non-market restrictions, the Company assesses the nature of the restriction and accounts for it in accordance with IFRS 2.

If the restrictions are service conditions, the related expense is recognized over the vesting period. If any non-vesting conditions are present, the grant-date fair value is not adjusted for the probability of satisfying those conditions, but the terms are reflected in the fair value measurement to the extent required by IFRS 2. Any changes in estimate regarding the number of awards expected to vest are recognized prospectively.

During the six months ended June 30, 2026, the following transactions occurred:

Equity Participation Right

On June 1, 2026 the Company granted an equity participation right to its Chief Executive Officer. The award delivers Class B Ordinary Shares in tranches with a settlement value of $1,600 each, the first earned when the 60-day trailing volume weighted average share price reaches 150% of the initial share value of $9.8102 per share, and a further tranche on each subsequent 50% increase in that measure, with no maximum number of tranches. The number of shares issued on each tranche is $1,600 divided by the then measurement valuation. Unvested tranches are forfeited on termination of employment or, if earlier, on the fifth anniversary of the start date, and shares issued in settlement are subject to an 18-month transfer restriction.

The grant-date fair value of the award was determined using a Monte Carlo simulation, which reflects the market conditions attaching to the share-price hurdles. The following assumptions were used at the date of grant.

Grant-date share price	$5.77
Initial Share Value (60-day trailing VWAP at May 1, 2026)	$9.81
Expected volatility	160.50%
Risk-free interest rate	4.18%
Expected dividend yield	0.00%
Contractual term	5 years
Settlement value per tranche	$1,600
First hurdle	150% of Initial Share Value
Incremental hurdle per subsequent tranche	50% of Initial Share Value

Expected volatility was estimated from the historical daily closing prices of the Company’s Class B Ordinary Shares, adjusted for the May 14, 2026 one-for-ten reverse share split. The risk-free interest rate is the five-year U.S. Treasury rate at the grant date. No dividend yield is assumed, as the Company has not paid dividends to date and does not anticipate declaring dividends.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 14 – SHARE BASED COMPENSATION (CONTINUED)

The simulation produced a fair value of $4,578 before adjustment. A discount of 30% was applied for the 18-month post-vesting transfer restriction, determined using the Finnerty model, resulting in a grant-date fair value of $3,205. 200 tranches were modelled, beyond which incremental fair value is not significant.

The share-price hurdles are market conditions. They are reflected in the grant-date fair value and are not subsequently reassessed. Compensation cost is recognized over the derived service period of each tranche whether or not the hurdle is achieved, and is reversed only if the award is forfeited for failure to satisfy a service condition. The weighted-average derived service period is approximately 2.1 years.

The award is equity-settled. No tranche had been earned as of June 30, 2026. The Company recognized $291 for the six months ended June 30, 2026, and unrecognized compensation cost at that date was $2,914.

Restricted stock units (RSUs) Grant

The Company granted 25,981 RSUs to a new director, vesting quarterly over a two-year period, with a grant-date fair value of $8.41 per share. A further 6,666 unvested RSUs were forfeited on the resignation of two directors in April 2026.

During the six months ended June 30, 2025, the Company granted restricted stock units (“RSUs”) totaling 17,100 Class B Ordinary Shares, with a nominal value US$0.5 per share to fifteen individuals. Of these recipients, four were directors of the Company, who collectively received 5,000 shares. A total of 13,100 shares vested immediately upon grant, while the remaining 4,000 shares are subject to service-based vesting and will vest evenly annually over a three-year period. The weighted average fair market value of the shares was $7.61 per share.

The Company recognized total share-based compensation expense related to the above of approximately $843 and $1,099 within operating expenses for the six months ended June 30, 2026 and 2025.

Forfeitures and reversals

The amounts above are stated net of reversals of $1,024 recognized during the six months ended June 30, 2026 in respect of restricted share units and restricted share awards granted in prior periods that did not vest, principally on the departure of the Company’s former Chief Executive Officer in April 2026. Share-based payment expense was $1,867 before those reversals.

Share Options

The fair value of each share option was estimated on the date of grant using the Black-Scholes option pricing model, resulting in a valuation for all five options totaling $697. For the six months ended June 30, 2026 and 2025, we recorded general and administrative expenses of $0 and $93 respectively, included in the amounts above, in connection with these share options, representing the vested portion of the share options during that period.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 14 – SHARE BASED COMPENSATION (CONTINUED)

Equity based Compensation (continued)

Risk-free interest rate: We use the risk-free interest rate of a U.S. Treasury Bill with a similar term on the date of the option grant.

Volatility: We estimate the expected volatility of the share price based on the corresponding volatility of our historical share price.

Dividend yield: We use a 0% expected dividend yield as we have not paid dividends to date and do not anticipate declaring dividends in the near future.

Remaining term: The remaining term is based on the remaining contractual term of the option.

No options were issued during the six months ended June 30, 2026 and 2025, and no options were outstanding as of June 30, 2026 and December 31, 2025.

NOTE 15 - COMMITMENTS AND CONTINGENCIES

On April 24, 2026, the Company terminated its Chief Executive Officer. Following the termination, the Company received correspondence from the former executive asserting claims relating to his employment, compensation arrangements, equity awards, and separation terms. No formal legal proceedings have been commenced against the Company as of the date of this report, and the matter remains in dispute.

Following the February 9, 2026 termination of a proposed combination with RockawayX, the Company determined that the valuation underlying the proposed transaction had been based on financial representations by RockawayX and its Chief Executive Officer, Viktor Fischer, that the Company believes were misleading. On or about June 24, 2026, the Company filed a complaint against RockawayX and Mr. Fischer in the Superior Court of the State of Delaware, alleging fraud and intentional misrepresentation and seeking damages of approximately $200 million. As the outcome of this matter and the timing and amount of any potential recovery remain uncertain, no amounts have been recognized in these financial statements.

On June 22, 2026, a shareholder derivative complaint, RBCH Ltd. v. Ron Sade, et al., was filed in the Supreme Court of the State of New York, naming the Company’s Chief Executive Officer and other current directors as defendants. RBCH Ltd. is affiliated with Mr. Fischer and RockawayX. The complaint alleges breach of fiduciary duty and self-dealing in connection with a registered direct offering completed by the Company in May 2026 and seeks damages, disgorgement, and rescission of shares issued in that offering. At the Company’s Annual General Meeting held June 26, 2026, shareholders re-elected the Company’s full slate of incumbent directors. No formal legal proceedings have been commenced against the Company itself in connection with this matter, and it remains ongoing.

In accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, a provision is recognized only when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle it, and a reliable estimate can be made of the amount. Given the preliminary stage of the matters described above and the absence of sufficient information to reliably estimate any financial effect, no provision has been recorded for any of the foregoing matters. The Company believes it has meritorious defenses to the claims asserted and intends to defend its position vigorously. The Company will continue to monitor developments and will recognize a provision if and when the recognition criteria of IAS 37 are satisfied.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 15 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

In connection with the Company’s $300 million private placement, which closed on September 23, 2025, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the investors, requiring the Company to file, and thereafter maintain the continuous effectiveness of, a registration statement covering the resale of the ordinary shares and warrant shares issued in the private placement for so long as they remained registrable securities (as defined in the Registration Rights Agreement). The Registration Rights Agreement originally required that the Company make the initial registration statement filing by October 23, 2025. On October 22, 2025, the Company and holders of at least 50.1% of the registrable securities entered into a Waiver and Consent, the threshold at which, under the Registration Rights Agreement, amendments and waivers bind all holders, waiving that requirement and extending the filing deadline to November 22, 2025. As the Company was a well-known seasoned issuer at the timing the initial registration statement was filed on November 19, 2025, the registration statement was effective upon filing.

If a registration statement ceases to be effective, or the holders are otherwise unable to use the related prospectus, for more than 10 consecutive calendar days or 15 aggregate calendar days in any twelve-month period, the Registration Rights Agreement requires the Company to pay each holder of registrable securities partial liquidated damages of US$1 thousand per day in cash until the unavailability is cured, with interest at 18% per annum on amounts not paid within seven days of becoming due. The securities purchase agreements for the private placement contain a separate provision requiring per-day payments to the purchasers for any period during which the current public information requirements of Rule 144 are not satisfied. The Company’s Annual Report on Form 20-F for fiscal year 2025 was due on April 30, 2026, and was filed on May 15, 2026. As a result, the initial registration statement ceased to be available for use by holders from May 1, 2026, and the Rule 144 current public information requirement was not satisfied from May 1, 2026 through May 15, 2026. The Company filed a replacement registration statement on Form F-3 (File No. 333-297091) on June 29, 2026, which was declared effective as of market close on August 26, 2026, curing the unavailability. The Company provided notice of effectiveness to holders within the periods required by the Registration Rights Agreement.

Measured from May 1, 2026, the date the prospectus ceased to be available, through June 30, 2026, liquidated damages of approximately $4.0 million (US$1 thousand per day for each of 52 holders) accrued under the Registration Rights Agreement, plus accrued interest of approximately $45 as of June 30, 2026. Four directors of the Company who hold registrable securities have waived their entitlement to these amounts and are not included in the 52 holders. Amounts under the securities purchase agreements in respect of May 1 to May 15, 2026 are approximately $813, plus accrued interest of $18. The Company has recognized a total provision of $4,013 in respect of these matters as of June 30, 2026, which is presented within other income (expense) in the condensed consolidated statements of profit or loss. The provision includes interest of $45, which is presented separately within interest income (expense). In addition, as of September 25, 2026, total liquidated damages related to the Registration Rights Agreement amounted to approximately $3.2 million, including accrued interest of approximately $292. The ultimate amounts payable may differ from the amounts provided, depending on, among other things, the number of holders entitled to payment and the enforceability of the relevant provisions. The Company is engaged in discussions with holders of the requisite percentage of registrable securities to fix, satisfy and discharge these amounts on a basis binding on all holders.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 16 – RELATED PARTY TRANSACTIONS

This note describes the nature of transactions with the Company’s related parties and provides information of the effect of those relationships on the financial statements for the reporting periods presented. In accordance with IAS 24, this disclosure includes: a breakdown of revenues and expenses arising from transactions with related parties in aggregate and by material transaction type; amounts receivable from and payable to related parties at each reporting date, including terms and any allowances; and details of equity instruments issued to, and held by, related parties as of the reporting periods presented. The disclosures also identify key management personnel and summarize their compensation in total and by category and explain other significant arrangements and agreements between the Company and its related parties that could reasonably be expected to affect the Company’s position or performance.

Financial Statements Impact

The nature and amount of related party transactions for the six months ended June 30, 2026 and 2025 and as of June 30, 2026 and December 31, 2025 are as follows:

Unaudited Interim Condensed Consolidated Profit and Loss Account

	June 30,	June 30,
	2026	2025
Staking revenue from RockawayX Infra Ltd	$2,757	$-
Equity based expenses	827	608
General and administrative expenses	3,439	544
Total related party transactions reported in the unaudited interim condensed consolidated statement of profit or loss	$(1,509)	$(1,152)

Unaudited Interim Condensed Consolidated Statement of Financial Position

	June 30,	December 31,
	2026	2025
Accounts receivable and other receivables, net:
Directors and former directors	$1	$1
Affiliates of directors and former directors	-	106
Prepaid expenses and other current assets:
Directors and former directors	$628	$731
Prepayment for digital assets:
Other related parties	$-	$33,699
Digital assets held in custody:
Held by Payward, Inc. (Kraken), an affiliate company of a related party	$63,654	$91,855
Investment in private company shares:
Common shares issued by Payward, Inc. (Kraken)	$6,978	$-
Accounts payable:
Directors and former directors	$38	$257
Affiliates of directors and former directors	-	67
Minority shareholders	4	81
Accrued and other current liabilities:
Directors and former directors	$200	$-
Strategic Advisors	780	278
Minority shareholders	1	-
Other related parties	200	-

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 16 – RELATED PARTY TRANSACTIONS (CONTINUED)

In January 2026 the Company obtained 270,827 SOL from Solana Foundation, which is a related party to the Company, under the sale and purchase agreement, which was executed in October 2025. As of December 31, 2025, the Company recorded and disclosed prepaid digital assets amounting to $33,699 that was made for these SOL tokens in October 2025.

Key management compensation

The remuneration of directors and other members of key management personnel during the six months ended June 30, 2026 and 2025 were as follows:

	June 30,	June 30,
	2026	2025
Key management personnel compensation	$1,113	$98
Directors’ fees	$623	$115
Stock-based compensation	$827	$608

Equity instruments issued and held by related parties

During the six months ended June 30, 2026, the Company executed several transactions with its related parties with respect to the issuance of equity instruments, including through private placements and conversion of warrants. The table below summarizes the Company’s shares and warrants issued to related parties and outstanding as of June 30, 2026.

As of June 30, 2026 and 2025 total shares issued to and held by the Company’s related parties were as follows:

	2026		2025
	Shares held	Carrying Value at June 30	Shares held	Carrying Value at June 30
Directors and former directors	63,250	$6,195	63,250	$6,195
Directors that are also Strategic Advisors	3,192,790	$183,694	894,790	$172,273
Affiliate of directors and former directors	1,838,246	$126,209	1,377,136	$125,978
Officers and former officers	-	$2,650	-	$2,650
Other related parties	204,423	$37,567	204,423	$37,567

As of June 30, 2026 and 2025 total equity warrants issued to and held by the Company’s related parties were as follows:

	2026		2025
	Warrants held	Carrying Value at June 30	Warrants held	Carrying Value at June 30
Directors that are also Strategic Advisors	447,106	$76,175	447,106	$76,175
Affiliate of directors and former directors	1,155,555	$24,555	1,616,665	$35,274
Other related parties	88,887	$15,224	88,887	$15,224

Pulsar Group Consulting Agreement

On February 9, 2026, the Company entered into an Advisory Services Agreement with the Pulsar Group Ltd., a related party, for advisory services supporting business development in the Gulf region. One of the Strategic Advisors of the Company serves as the co-CEO of the Pulsar Group Ltd. Under the agreement, the Pulsar Group is entitled to be paid a monthly fee of $250, effective January 1, 2026, pursuant to an amendment dated February 13, 2026. Subsequently, on April 24, 2026, the parties mutually agreed to pause payments and accrual of the monthly fee effective from April 24, 2026, while all other terms of the agreement remain in effect. As of April 24, 2026, the Company has incurred $950 in total expenses related to this agreement.

On July 29, 2026, the Company and Pulsar Group Ltd. mutually terminated the Advisory Services Agreement, dated February 9, 2026, as amended, and the payment of the outstanding balance of $168 due to Pulsar Group Ltd. has been waived.

Brera Holdings PLC

Notes to Condensed Consolidated Financial Statements

NOTE 17 – SUBSEQUENT EVENTS

On July 7, 2026 the Board appointed Rafia Abdulla Mohamed Saeed AlMulla to serve as an independent director on the Board.

On July 9, 2026, the Board appointed Erez Simha as Chairman of the Board.

On July 22, 2026, the Company appointed Howard Steinberg as the Company’s Chief Legal Officer, and Keren Maimon as the Company’s Managing Director, reporting to the Company’s Chief Executive Officer.

On July 24, 2026, the Company filed Amendment No. 1 to its Form F-3 resale registration statement (Registration No. 333-297091), further amended on August 21, 2026 and declared effective by the SEC on August 26, 2026, registering up to 6,776,069 Class B Ordinary Shares issuable on exercise of warrants held by PIPE investors, Strategic Advisors and legacy holders, at exercise prices ranging from $0.50 to $135.00. The Company receives no proceeds from resales, but full cash exercise of these warrants would yield gross proceeds of up to approximately $461.6 million. Following effectiveness, the selling securityholders may resell the registered shares under the related prospectus. Refer to Note 15, Commitments and Contingencies for more details and the disclosure of the liquidated damages under the related registration statement. The Company intends to execute a consent agreement with such investors to waive the payment of these liquidated damages.

Subsequent to June 30, 2026, the Company entered into the following transactions with related parties, as defined in IAS 24, Related Party Disclosures:

1.	On July 22, 2026, the Company appointed Keren Maimon, a director and a Strategic Advisor to the Company, as the Company’s officer with a title of a Managing Director.

2.	On August 10, 2026, the Company entered into a consulting agreement with Guy Hirsch, a Strategic Advisor to the Company, to provide strategic consulting and advisory services for the initial term of 3 months, extendable for one additional three-month period.

3.	On August 17, 2026, the Company acquired 99 ordinary shares of a private company registered in Cayman Islands that was wholly owned and controlled by Guy Hirsch, a Strategic Advisor to the Company, for cash consideration of $50, representing 99% of the private company’s 100 issued and outstanding ordinary shares.

Subsequently to June 30, 2026, the Company entered into two new validators agreements to stake its SOL assets with the following counterparties:

1.	On July 30, 2026, the Company executed a contract with Kraken Institutional (which is a party related to the Company). In August 2026 the Company allocated approximately 67% of the total custodial digital assets that were previously staked with the RockawayX validator to a validator operated by Kraken Institutional.

2.	On July 31, 2026, the Company executed a service agreement with Anagram Staking Services Ltd. for a new validator operated by Anagram. In August 2026 the Company allocated approximately 33% of the total custodial digital assets that were previously staked with the RockawayX validator) to the Anagram validator.

In August 2026, the Company acquired 2,001 SOL for USDC amounting to approximately $159 as an average cost of $79.38 per SOL.

On September 14, 2026, the Board of Directors approved the establishment of a new entity in the Dubai Multi Commodities Centre (“DMCC”) free zone in the United Arab Emirates. As of the date these financial statements were authorized for issue, the entity had not been incorporated.

On September 20, 2026, the Board of Directors of the Company, as sole stockholder of its wholly owned Delaware subsidiary, Solmate USA Inc. (“Solmate USA”), elected Erez Simha, Chairman of the Company’s Board, as a director of Solmate USA and appointed him Chairman of the Board of Solmate USA, effective immediately.

On September 24, 2026, the Company appointed Yaffa Cohen-Ifrah as the Head of Marketing and Investor Relations at the Company.

As of September 25, 2026, additional liquidated damages related to the Registration Rights Agreement discussed in Note 15 above, amounted to approximately $3.2 million, including accrued interest of approximately $292.